Exhibit 5

Cookson Group plc
165 Fleet Street
London EC4A 2AE

Tel +44(0)20 7822 0000
Fax +44(0)20 7822 0100

NAME

ADDRESS

5 December 2006

Dear Optionholder

US SEC deregistration: Amendment of options

Last year I wrote to you regarding Cookson’s intention to terminate its registration as a foreign private issuer with the US Securities and Exchange Commission (“SEC”). After taking steps to reduce the number of US-resident shareholders below 300, we filed for deregistration with the SEC in February this year. To avoid having to reregister, the Group must have fewer than 300 US-resident shareholders and fewer than 300 US-resident stock optionholders at the end of each financial year.

Cookson currently has approximately 330 US-resident stock optionholders. In order to reduce this number to less than 300, we are amending certain existing US stock options so that, should they ever be exercised, they will be settled in cash, rather than in shares. Cash-settled options are similar to stock options, except that recipients receive in cash the difference between the subscription price and the market price of Cookson’s shares on the day of exercise, rather than receiving actual shares. As the majority of participants in the stock option plans exercise and then sell the resultant shares for cash on the same day, the conversion to cash-settled options should have little discernible effect for the majority of participants. Cash-settled options do not count towards the 300-person limit for the purposes of the SEC requirements.

The Board has decided to amend stock options held by all US stock optionholders who only hold options with exercise prices of £15.03 or above. By amending these options, the number of US-resident stock optionholders for the purposes of the SEC limit will be reduced to less than 300. As all of your stock options have exercise prices of £15.03 or above, your options will be amended so that they become cash-settled. All cash-settled options will be governed by the same terms as those governing the stock options which they replace and they will have the same remaining life, vesting and exercise conditions. The only difference will be that the options will be settled in cash rather than in shares, should they ever be exercised.

Cookson’s closing mid-market share price on 1 December 2006 was £5.89, which is substantially below exercise prices of £15.03 and above. Details of Cookson’s current share price (delayed by 15 minutes) can be found on our website at: http://www.cooksongroup.co.uk. You may wish to monitor the price before deciding when or whether to exercise your options. Moreover, if you are in any doubt as to whether or not to exercise your options at any time, you should seek independent, professional advice on the matter.

Should you exercise your converted cash-settled options in the future, then, under current US tax rules, the cash sum that you receive is likely to be subject to income tax and employment taxes. Some

Registered in England & Wales number 251977. Registered Office as above.

of your options may be tax-approved incentive stock options (“ISOs”). You would not usually have had to pay income tax and employment taxes if you had exercised ISOs, received shares and held those shares for at least 1 year. To the extent that you exercise ISOs and suffer any disadvantage by receiving cash rather than shares, the Board intends to compensate you so that you are in the position that you would have been in had you exercised your ISOs and received shares. The intention is that you should not suffer any disadvantage through ISOs being amended so that they are cash-settled.

The SEC is due to make an announcement on 13 December 2006 further considering new deregistration criteria that the agency proposed on 23 December 2005. It is possible the SEC will finalise new criteria that no longer require Cookson to have fewer than 300 US-resident stock optionholders at each financial year end in order to avoid reregistration. If this happens, your options will not need to be amended at all and we will then write to you again to confirm that your options will not be amended. However, if the SEC does not finalise such new criteria with effect from 13 December, your options will be amended as soon as practicable after the SEC announcement on 13 December but before 31 December 2006.

Finally, as required by the terms of our US SEC deregistration, I enclose a copy of the original Schedule 13e-3 transaction statement that was filed with the SEC as part of the deregistration. Please note, however, that this transaction statement presented information only as of December 2005 and that it has not been and will not be updated to include any more recent information.

If you have any questions, please do not hesitate to contact either Rachel Fell, Deputy Secretary or myself on tel: + 44 (0)207 822 0000, or by email at: rachel.fell@cookson.co.uk or richard.malthouse@cookson.co.uk.

Yours faithfully

Richard Malthouse

Group Secretary, Cookson Group plc

Enc.